December 20, 2018

Milton C. Ault, III
Chief Executive Officer
DPW Holdings, Inc.
201 Shipyard Way
Newport Beach, CA 92663

       Re: DPW Holdings, Inc.
           Registration Statement on Form S-3
           Filed December 7, 2018
           File No. 333-228716

Dear Mr. Ault:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Caleb French at 202-551-6947 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Electronics and Machinery
cc:    Henry Nisser, Esq.